MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

T A B L E   O F   C O N T E N T S

Page

1.

2008 – Periods in Review

1

2.

Highlights of the Quarter Ended June 30, 2008 and Updates

1

3.

Operations

2

4.

Development

3

5.

Exploration Review

3

6.

Production

4

7.

Legal

5

8.

Results of Operations

6

9.

Liquidity

9

10.

Capital Resources

10

11.

Summary of Quarterly Results

11

12.

Off-Balance Sheet Arrangements

11

13.

Critical Accounting Estimates

12

14.

Future Canadian Accounting Pronouncements

13

15.

Risks and Uncertainties

13

16.

Non-GAAP Measures

15

17.

Other MD&A Requirements

16

18.

Disclosure of Outstanding Share Data

16

19.

Management’s Report on Internal Control over Financial Reporting

16

20.

Cautionary Statement on Forward-Looking Information

16

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

1.

2008 – Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is a gold producer based in Vancouver, Canada. The Company owns and operates the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China. We also explore for, and may acquire, mineral properties for exploration and possible development into mines.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and the unaudited interim consolidated financial statements for the period ended June 30, 2008. All dollar amounts in this MD&A are expressed in United States dollars unless stated otherwise. This MD&A is prepared as of July 30, 2008.

2.

Highlights of the Quarter Ended June 30, 2008 and Updates

During the quarter ended June 30, 2008, we:

•

Sold 88,610 ounces of gold from TJS and Kişladağ at a realized average price of $904 per ounce (Q2 2007 – 112,702 ounces at $664 per ounce),

•

Produced 87,380 ounces of gold at a cash cost of $229 per ounce (Q2 2007 – 98,970 ounces at $259 per ounce),

•

Reported earnings of $0.07 per share (Q2 2007 – $0.08 per share),

•

Began construction of our Vila Nova iron ore mine (“Vila Nova”) in Brazil,

•

Began construction of our Efemçukuru gold mine (“Efemçukuru”) in Turkey, and

•

Released $10.8 million in restricted cash as a result of loan repayments from TJS.

On July 3, 2008, we announced that our bid to acquire all of the outstanding shares of Frontier Pacific Mining Corporation (“FRP”) was successful.

On July 9, 2008, we announced our agreement with Brazauro Resources Corporation (“Brazauro”) to earn an interest in the Tocantinzinho Project in Brazil.

On July 30, 2008, the board of directors approved to enter into a letter agreement with AngloGold Ashanti for the sale of all the shares of São Bento Gold Limited together with its wholly owned subsidiary São Bento Mineracao S.A, which in turn holds all the assets and liabilities of the São Bento Gold Mine in Minas Gerais State, Brazil.

(1)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

3.

Operations

TJS Mine

TJS milled 193,035 tonnes of ore at a head grade of 6.04 grams of gold per tonne (“g/t Au”) during the second quarter of 2008 (Q2 2007 – 237,909 tonnes at a head grade of 4.41 g/t Au). The total for the first six months of 2008 was 416,430 tonnes milled at a head grade of 6.46 g/t Au (2007 – 380,768 at a head grade of 5.44 g/t Au).

During the quarter, we produced 31,890 ounces of gold at a cash cost of $229 per ounce (Q2 2007 – 29,135 ounces at a cash cost of $440 per ounce). The mine sold 32,496 ounces of gold for second quarter revenue of $29.1 million (Q2 2007 – 36,625 ounces, $24.2 million revenue). In the six months ended June 30, 2008, TJS poured 71,896 ounces of gold (2007 – 68,387 ounces) and sold 82,971 ounces of gold (2007 – 50,259 ounces) to generate $75.5 million in revenue (2007 – $33.1 million). Cash operating costs at the mine for the six months ended June 30, 2008 were $219 per ounce (2007 – $353 per ounce).

Capital expenditures for the quarter of $10.3 million were mainly related to the sulphide ore processing construction project, which we expect to complete by the fourth quarter of 2008. At the end of the second quarter, we estimate that the project construction was approximately 75% complete.

Mining has now shifted to the Jinlonggou (“JLG”) pit while the mill continues to run stockpiled ore from the Qinlongtan (“QLT”) pit.

Kişladağ Mine

Kişladağ had its first full quarter of production since re-opening on March 6, 2008. During the second quarter we placed 2,092,957 tonnes of ore on the leach pad (Q2 2007 – 1,872,691 tonnes) at a grade of 1.47 g/t Au (Q2 2007 – 1.32 g/t Au). In the first six months of 2008, we placed a total of 2,622,437 tonnes on the pad at an average grade of 1.41 g/t Au (2007 – 3,722,021 tonnes at a grade of 1.30 g/t Au).

During the quarter, we produced 55,490 ounces of gold at a cash cost of $230 per ounce (Q2 2007 – 68,095 ounces at a cash cost of $187 per ounce), and sold 56,114 ounces of gold for second quarter revenue of $50.9 million (Q2 2007 – 69,165 ounces, $46.0 million revenue). In the six months ended June 30, 2008, Kişladağ poured 82,718 ounces of gold (2007 – 111,696 ounces) and sold 79,243 ounces of gold (2007 – 115,979 ounces) to generate $73.2 million in revenue (2007 – $76.4 million). Cash operating costs at the mine for the six months ended June 30, 2008 were $225 per ounce (2007 – $189 per ounce).

The assembly of the two Hitachi hydraulic shovels, as well as the ten Caterpillar 785 haul trucks and ancillary equipment, was completed during the quarter. This fleet has started mining waste on the upper pit benches, and we expect to complete the transition to owner-operated mining in the fourth quarter of 2008.

We also continued to construct additional leach pads (cells 10–15) along with the associated extension of the overland conveyor.

São Bento Mine

All mining and production operations ceased at the São Bento mine (“São Bento”) in the second quarter of 2007, and we are now involved in decommissioning activities and monitoring and treating effluents. During the second quarter of 2008, we spent $0.7 million on property reclamation and contractual severance payments, which was partially offset by a gain of $0.6 million realized by selling excess energy into the market.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

4.

Development

Efemçukuru

During the second quarter of 2008, we spent $2.8 million on Efemçukuru ($4.3 million year-to-date, $42.7 million project-to-date). Wardrop Engineering is carrying out engineering work that will be completed in the third quarter. The objective of this work is to advance the project through engineering design to the finalization of process flowsheets and site layouts and the scheduling of major mechanical equipment packages for order placement.

With the access road now completed, site clearing has begun in the field. The crews will continue clearing the general site area and are expected to be finished by the end of the third quarter.

We have acquired approximately 80% of the private land needed for the mine. Expropriation of the remaining private land by the Turkish Treasury for use by the mine has been temporarily suspended following an injunction in cases brought by certain third parties. This suspension does not affect continued negotiations with the title owners for direct purchase of the land.

Vila Nova Iron Ore

During the second quarter of 2008, we spent $4.7 million on Vila Nova ($5.7 million year-to-date, $11.0 million project-to-date). Work at Vila Nova continues in anticipation of a start-up late in the fourth quarter of this year. Engineering work on the design and detailing of the ore processing plant is nearing completion, and we have placed orders for major plant and mobile mining equipment and have begun staffing the project. We expect the first backhoe excavator, the first of the mine trucks and the crusher to be delivered during the third quarter.

The clearing of the trees on the Bacabal pit, process plant and tailings dam areas is now complete, and we are continuing with stripping and earthwork preparation in these areas. We have started the civil foundation installation for the crushers and screen plant.

5.

Exploration Review

Exploration expense for the quarter ended June 30, 2008 was $2.7 million (Q2 2007 – $2.9 million). We incurred exploration expenditures totalling $2.0 million in Turkey, $0.3 million in Brazil, $0.1 million in China and $0.3 million in other locations.

Our exploration budget for 2008 is $6.9 million. During the second quarter, we began exploration drilling at both Kişladağ and TJS.

Turkey

Reconnaissance work during the quarter focused on Zonguldak (western Pontides) and Sayacik (a volcanic center adjacent to Kişladağ). The work at Sayacik included soil sampling on a grid expanded from the pre-2001 work to cover most of the volcanic center, and the program is approximately 65% complete. We briefly reviewed the structural geology and defined potential target areas. A major soil sampling campaign is nearly complete at Efemçukuru and two anomalies found during the campaign will be field checked in the third quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

Drilling began at Kişladağ, with 3,775 meters in 12 diamond core holes and 2,598 meters of reverse circulation pre-collar holes drilled. We anticipate release of the drill results in the fourth quarter of 2008. Targeted areas are the flanks (particularly westward) and the depth of the main deposit as well as a large IP geophysical anomaly located 250 to 500 meters west of Kişladağ.

Brazil

Exploration in Brazil consisted of support for the iron ore project and project evaluations in various prospective areas.

China

Drilling continued at TJS. This quarter saw 6,879 meters drilled in 39 holes, with the main areas tested being Xijingou (“XJG”) and QLT South. The target unit at XJG is sulphide mineralized phyllite, and favourable units have been extended westward along strike and down dip (to the south). Drilling on the QLT South target followed up on last year’s late success in identifying economic gold mineralization over significant widths. The target horizon is a variable silicified, sulphide mineralized sandstone among dolomitic marble units, similar to the mineralization at the main QLT deposit. Drilling will begin in the third quarter on the QLT deep zone, targeting high grade ore mined at QLT and extending beneath the final pit floor.

6.

Production

	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2
TOTAL GOLD PRODUCTION
Total ounces produced	87,380	67,234	32,000	61,385	98,970
Cash operating cost ($/oz) [1,4]	229	213	216	228	259
Total cash cost ($/oz) [2,4]	259	268	262	264	287
Total production cost ($/oz) [3,4]	293	393	522	335	332
Realized price ($/oz sold)	904	933	774	667	664

KISLADAG GOLD MINE [5]
Total ounces produced	55,490	27,228	-	23,610	68,095
Tonnes to pad	2,092,957	529,480	-	825,839	1,872,691
Grade (grams/tonne)	1.47	1.18	-	1.52	1.32
Cash operating cost ($/oz) [4]	230	217	-	191	187
Total cash cost ($/oz) [2,4]	232	218	-	194	190
Total production cost ($/oz) [3,4]	273	246	-	234	221

TJS GOLD MINE
Total ounces produced	31,890	40,006	32,000	37,775	29,135
Tonnes milled	193,035	223,395	173,945	202,641	237,909
Grade (grams/tonne)	6.04	6.83	7.20	6.87	4.41
Cash operating cost ($/oz) [4]	229	211	216	251	440
Total cash cost ($/oz) [2,4]	305	302	261	307	522
Total production cost ($/oz) [3,4]	327	493	526	397	616

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2

SAO BENTO GOLD MINE[6]
Total ounces produced	-	-	-	-	1,740
Tonnes milled	-	-	-	-	-
Grade (grams/tonne)	-	-	-	-	-
Cash operating cost ($/oz) [4]	-	-	-	-	80
Total cash cost ($/oz) [2,4]	-	-	-	-	132
Total production cost ($/oz) [3,4]	-	-	-	-	(50)

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5

Kişladağ temporarily ceased operations on August 18, 2007.

6

Q2 2007 was the last quarter of production at São Bento.

7.

Legal

Kişladağ Mine

In the continuing litigation by certain third parties concerning the operation at Kişladağ against the Turkish Ministry of Environment and Forestry (“MOEF”) and Eldorado’s subsidiary Tüprag, the plaintiff has sought to cancel the Environmental Positive Certificate for Kişladağ on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment (“EIA”). A judgment on the litigation at a Lower Administrative Court in Manisa was in our favour. The plaintiff appealed that decision. As a result of the appeal, on July 9, 2007, the 6th Department of Council of State ordered the temporary shutdown of Kişladağ pending a decision on the case.

On August 17, 2007, we shut down mining operations except for those activities approved by the Turkish authorities related to sound environmental practices. The mine remained shut down during the balance of 2007.

On February 6, 2008, a decision was rendered by the 6th Department of the High Administrative Court in Ankara concluding that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case. The temporary injunction automatically expired with this decision. Eldorado’s subsidiary Tüprag obtained the necessary permits from the Turkish governmental authorities, and on March 6, 2008, Kişladağ re-opened and resumed production activities.

On February 28, 2008, the MOEF and Eldorado’s subsidiary Tüprag (as co-defendant) filed an appeal requesting the 6th Department of the High Administrative Court reconsider its February 6 decision on the essence of the Kişladağ EIA case. This appeal is now at the high administrative court waiting for consideration. There has been no change in the status of the case since the first quarter of 2008.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

Efemçukuru

During the second and third quarters of 2006, litigation by certain third parties was also filed against the MOEF seeking to cancel the Environmental Positive Certificate for Efemçukuru on the basis of alleged threats to the environment. Eldorado’s subsidiary Tüprag was accepted as a co-defendant for this litigation by the courts. On April 2, 2008, the 4th Administrative Court of Izmir made a decision in favour of the project. This decision has been appealed by the plaintiffs to the High Administrative courts in Ankara. This litigation has not affected the development of Efemçukuru. We are confident in both the methodology and legality of the Efemçukuru EIA. On this basis, we believe that defence of this action will be successful at the high administrative court. If unsuccessful in defending this litigation, or if an injunction is sought and issued, then our ability to conduct mining operations at Efemçukuru may be adversely affected.

8.

Results of Operations

Net Income

Our consolidated net income for the quarter ended June 30, 2008 was $25.2 million or $0.07 per share (Q2 2007 – $26.7 million or $0.08 per share). Net income for the six-month period ended June 30, 2008 was $45.9 million, or $0.13 per share (Q2 2007 – $39.3 million or $0.11 per share).

Gold Revenues

Our gold revenues consist of gold bullion sales at spot. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai Gold Exchanges.

Gold revenues for the quarter ended June 30, 2008 increased 7% over the same period in 2007 due to increases in selling prices, partially offset by lower ounces sold. Selling prices during the second quarter of 2008 increased 36% and ounces sold decreased 24,092 ounces, or 21%, compared to the same period in 2007. Production during the second quarter of 2007 benefitted from ounces produced during the plant decommissioning at São Bento as well as a one-time production increase of 12,575 ounces at Kişladağ related to the cleaning of electro-winning cathodes.

Gold revenues for the six-month period ended June 30, 2008 increased 28% over the comparable period of 2007 due to increases in selling prices, partially offset by lower ounces sold. Selling prices during the first half of 2008 were 39% higher than in the comparable period in 2007, while ounces sold in 2008 were 8% lower than 2007 due to the absence of production from Kişladağ during the first two months of 2008.

	Three-month period ended June 30
Gold ounces sold	2008	2007

Kişladağ	56,114	69,165
TJS	32,496	36,625
São Bento	-	6,912
Total gold ounces sold	88,610	112,702
Average selling price per ounce	$ 903.50	$ 664.37
Gold revenues (000s)	$ 80,059	$ 74,876

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

	Six-month period ended June 30
Gold ounces sold	2008	2007

Kişladağ	79,243	115,979
TJS	82,971	50,259
São Bento	-	10,641
Total gold ounces sold	162,214	176,879
Average selling price per ounce	$ 916.90	$ 658.21
Gold revenues (000s)	$ 148,734	$ 116,424

Interest and Other Income

Interest income earned on cash, short-term money market investments and restricted cash balances held during the quarter was $0.8 million (Q2 2007 – $1.8 million). Other income of $1.7 million in the quarter (Q2 2007 – nil) was mainly related to São Bento’s sale of excess energy. For the six-month period ended June 30, 2008, interest income was $1.8 million compared to $3.3 million in 2007, and other income was $4.5 million compared to $0.4 million in 2007.

Operating Costs

Operating costs for the second quarter of 2008 were $23.0 million, a decrease of 27% over the comparable quarter in 2007 due to lower ounces sold, lower unit costs and the absence of São Bento’s sales in 2008. Unit costs of sales decreased as a result of lower cost from TJS, partially offset by higher-cost sales from Kişladağ. At TJS, costs fell as ore from the QLT pit was mined at lower strip ratios than in 2007. At Kişladağ, costs per ounce increased over 2007 due to costs related to restarting production as well as the impact of a stronger Turkish lira.

Operating costs for the six-month period ending June 30, 2008 were 8% lower than in 2007 due to the impact of Kişladağ shutdown.

	Three-month period ended June 30
	2008		2007
Total operating costs	($000s)	$/oz [1]	($000s)	$/oz [1]

Kişladağ	13,083	233	13,146	190
TJS	9,894	304	16,680	455
São Bento	-	-	1,816	263
Total operating costs	22,977	259	31,642	281

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

	Six-month period ended June 30
	2008		2007
Total operating costs	($000s)	$/oz [1]	($000s)	$/oz [1]

Kişladağ	18,399	232	22,405	193
TJS	24,397	294	20,824	414
São Bento	-	-	3,479	327
Total operating costs	42,796	264	46,708	264

Notes

1

Total operating costs per ounce are based on ounces sold. Refer to the section “Non-GAAP Measures” of this MD&A for reconciliation with cash operating cost per ounce calculated in accordance with the Gold Institute Standard.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization (“DD&A”) expense of $3.5 million for the second quarter of 2008 was lower than the comparable period in 2007 due to lower ounces sold during the quarter. For the six-month period ending June 30, 2008, DD&A expense was significantly higher than the comparable period in 2007 due to higher DD&A costs at TJS as a result of significantly higher ounces sold. TJS started commercial production in February 2007.

General and Administrative

General and administrative costs are primarily incurred in Vancouver, Canada, where we have our head office. We have continued to add to our administrative staff to support our international operations. General and administrative expense of $9.9 million for the quarter increased by $5.3 million or 115% over the comparable quarter in 2007, primarily due to higher stock-based compensation expense by $1.9 million, higher corporate expenses including travel, a one-time Kişladağ restart bonus and other by $1.6 million, project development costs related to China in the amount of $1.8 million and the impact of a stronger Canadian dollar.

General and administrative costs for the six-month period ending June 30, 2008 were 64% higher than in the comparable period in 2007 due to similar factors.

Exploration Expense

Exploration expense of $2.7 million for the quarter was 7% lower than the 2007 expense of $2.9 million. Exploration activities are discussed in the section “Exploration Review” of this MD&A.

Mine Standby Costs

There were no Mine Standby Costs incurred during the quarter as Kişladağ restarted production in the first quarter of 2008.

Foreign Exchange Loss (Gain)

Our monetary assets held in other foreign currencies experienced $1.7 million in foreign exchange gains in relation to the US dollar during the second quarter of 2008 (Q2 2007 – $2.1 million), reflecting continued downward movement of the US dollar in relation to the other world currencies. For the six-month period ended June 30, 2008, the gain was $0.8 million compared to $2.7 million in 2007.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

Gain on Disposal of Assets

Gain on disposal of assets for the quarter was nil (Q2 2007 – $0.2 million). The gain for the six-month period ending June 30, 2008 was $0.1 million compared to $3.7 million in 2007. The gain in 2007 included the sale of our Aurizona joint venture interest in Brazil.

Interest and Financing Costs

Interest expense for the quarter was $0.8 million, compared to $1.1 million in 2007. The decrease in interest expense was due to the repayment in April 2008 of a $10.5 million loan in China.

Income Taxes

Current income tax expense for the quarter was $8.4 million (Q2 2007 – $1.0 million), with $2.9 million related to our Chinese operations and $5.5 million related to our Turkish operations. In Turkey, carry-forward tax losses were fully utilized by the end of 2007, resulting in taxable income beginning in 2008. In China, changes in the Chinese tax law eliminated a two-year tax holiday previously granted to TJS. However, as a result of discussions with Chinese authorities, TJS was given “Encouraged Project” status, resulting in a 15% tax rate for the years 2008 to 2010 instead of the new 25% rate. The 15% rate can be extended a further two years at the government’s discretion. The rate reverts to 25% thereafter.

Future tax expense in the amount of $4.8 million (Q2 2007 – $6.2 million) resulted from expenses that were deductible for tax purposes but not for accounting purposes. Future tax expense included $1.3 million related to our Turkish subsidiary, $2.8 million related to our Brazilian subsidiary and $0.7 million related to our Chinese subsidiary.

Non-Controlling Interest

TJS reported a charge of $5.0 million during the second quarter of 2008 related to our joint venture partners’ 10% interest in the mine (Q2 2007 – nil). The partners’ share of accumulated earnings was based on the statutory audit of the joint venture’s 2007 financial statements completed this quarter, as well as an estimate of statutory income for the first half of 2008.

9.

Liquidity

Operating activities after working capital requirements for the quarter generated $39.3 million (Q2 2007 – $41.0 million).

In the second quarter of 2008, we invested $19.5 million in mineral property, plant and equipment and $7.6 million in deferred development expenditures. At Kişladağ, capital expenditures relating mostly to the completion of the leach pad and acquisition of equipment totalled $8.1 million. Capital expenditures at TJS relating to sulphide ore processing construction totalled $10.4 million.

At São Bento, we had $0.3 million of expenditures related to property reclamation activities.

Capital expenditures in other projects were $0.7 million.

We received net proceeds of $4.1 million in consideration for issuing 870,172 common shares during the second quarter of 2008 related to the exercise of stock options.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

At June 30, 2008, we held $96.4 million in cash and short-term deposits (December 2007 – $46.0 million) and a further $68.3 million in restricted collateral accounts (December 2007 – $74.0 million), which securitize debt of $60.0 million (December 2007 – $65.5 million) and an $8.3 million environmental deposit with the Turkish authorities (December 2007 – $8.5 million including energy deposit of $0.2 million). The Company expects to replace $5.0 million of the $8.3 million environmental deposit with an insurance policy by the end of the year.

Contractual Obligations

The Company’s contractual obligations at June 30, 2008 include:

	(000s)
	2008 $	2009 $	2010 $	2011 $	2012 and later $	Total $

Debt	400	150	60,000	-	-	60,550
Capital leases	37	66	39	7	-	149
Operating leases	1,582	1,663	1,663	1,663	3,895	10,466
Purchase obligations	53,312	20,093	19,584	19,538	19,437	131,964

Totals	55,331	21,972	81,286	21,208	23,332	203,129

Purchase obligations from 2009 forward relate solely to Kişladağ operations, including the estimated commitments under the current external mining contractor agreement and unhedged diesel fuel purchase commitments for 2008 through 2012. The $60.0 million debt due in 2010 is currently scheduled to be repaid early within the next twelve months. Interest is not included in the debt commitments, other than imputed interest relating to the Sino Gold loan.

10.

Capital Resources

Cash and Working Capital

At June 30, 2008, we had cash and short-term investments of $96.4 million and working capital of $135.3 million, compared with $46.0 million of cash and short-term investments and working capital of $97.6 million at the beginning of the year. The increase in cash and short-term investments was primarily attributable to the strong performance by our two mines in the first and second quarters.

The status of our financing arrangements and obligations is as follows:

Revolving Credit Facilities

In April 2005, our wholly owned subsidiary, Tüprag Metal Madencilik Sanayi ve Ticaret A.S. (“Tüprag”) entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. The Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million. As at June 30, 2008, the Company has drawn $60.0 million in seven tranches at a weighted average interest rate of 5.47%. Each tranche has a maturity of approximately 13 months.

At June 30, 2008, $5.0 million remained available under the Revolving Credit Facility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

In November 2007, our 90% owned subsidiary, Qinghai Dachaidan Mining Limited (“QDML”) entered into a $15.0 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to review and renewal annually. The Facility is secured by way of an irrevocable letter of credit drawn on HSBC Bank USA, National Association (“HSBC”). Eldorado maintains at all times a security coverage ratio of 105% of the amounts drawn down. The letter of credit has an expiry date of November 8, 2008 and is secured by Eldorado’s funds held by HSBC as restricted cash. The Facility can be drawn down in minimum tranches of $0.1 million. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. As at March 31, 2008, the Company had drawn down $10.5 million (RMB 73.5 million) at a weighted average interest rate of 5.994%. This amount was paid in full on April 2, 2008 and the letter of credit was released.

Sino Gold Loan

Payment of the third $0.4 million annual instalment on the Sino Gold loan was made on December 7, 2007, resulting in an outstanding balance at June 30, 2008 of $0.5 million.

Equity

At June 30, 2008, Eldorado had 345.5 million (December 2007 – 344.2 million) common shares issued and outstanding. Subsequent to June 30, options have been exercised with respect to 0.2 million shares for a total cash consideration of approximately $0.9 million and 20.3 million shares have been issued in connection with the Frontier Pacific Mining acquisition.

11.

Summary of Quarterly Results

Three months ended (unaudited)
	June 30		March 31		December 31		September 30
(US$000s)	2008	2007	2008	2007	2007	2006	2007	2006

Total revenue	$ 82,528	$ 76,662	$ 72,519	$ 43,488	$ 28,512	$ 31,273	$ 40,038	$ 30,723
Net income (loss)	$ 25,155	$ 26,731	$ 20,737	$ 12,582	$ (9,105)	$ 5,342	$ 5,213	$ 5,199
Earnings per share
Basic	$ 0.07	$ 0.08	$ 0.06	$ 0.04	$ (0.03)	$ 0.01	$ 0.02	$ 0.02
Diluted	$ 0.07	$ 0.08	$ 0.06	$ 0.04	$ (0.00)	$ 0.01	$ 0.02	$ 0.02

12.

Off-Balance Sheet Arrangements

None.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

13.

Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission (“SEC”)) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors. Key assumptions used in this model are share price, volatility and expected life of options.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, future cash flows, the mine closure date and the credit-adjusted risk-free rate.

Income Taxes

Income taxes are recorded using income tax rates expected to apply in the years in which the temporary differences are estimated to be recovered or settled. In circumstances where the applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates could occur that would materially affect the amount of income tax liabilities recorded at the balance sheet date.

Financial Instruments

Investments classified as held for trading and derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market when available, or by using a valuation technique that uses inputs observed from the market.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

14.

Future Canadian Accounting Pronouncements

The CICA has issued a new standard that may affect Eldorado’s financial disclosures and results of operations for the interim and annual periods beginning January 1, 2009. We will adopt this standard beginning in the interim period ended March 31, 2009 and are considering the impact this will have on our financial statements.

Goodwill and Intangible Assets, Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to our accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact on our consolidated financial statements.

International Financial Reporting Standards (IFRS) Changeover Plan

We have established a changeover plan to adopt IFRS by 2011 and have created an implementation team. The implementation team has started the process of assessing accounting policy choices and elections that are allowed under IFRS. We are also assessing the impact of the conversion on our business activities, including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. We will continually review and adjust our changeover plan to ensure our implementation process properly addresses the key elements of the plan.

15.

Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. We estimate the future price of gold based on historical trends and published forecasted estimates. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration.

Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determining reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

In addition, we rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to generate cash flow from our operations and/or obtain financing through joint venture projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey described in the section “Legal” of this MD&A and under the heading "Regional Review – Turkey" in our Annual Information Form and the litigation risks discussed therein, we are also involved in various other legal proceedings. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

Currency Fluctuations

We operate in numerous countries – including Canada, Turkey, China and Brazil – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China and Brazil. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

16.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit Costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the operating costs is included below:

Cash operating cost
	2008	2008	2008
	Q2	Q1	Y-T-D

Gold ounces sold	88,610	73,604	162,214

Operating costs	$22,977	$19,819	$42,796
Royalty expense and production taxes	(2,573)	(3,665)	(6,238)
Effects of inventory adjustments	123	(19)	104
Fair value of stock option grants	(214)	(434)	(649)

Cash operating cost	20,313	15,701	36,013

Cash operating cost per ounce	$ 229	$ 213	$ 222

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

17.

Other MD&A Requirements

Additional information relating to Eldorado, including our Annual Information Form, is available on SEDAR at www.sedar.com.

18.

Disclosure of Outstanding Share Data

The following table describes the share capital structure as at July 30, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		366,000,882
Share purchase options	5.85	9,596,419

19.

Management’s Report on Internal Control over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in Eldorado’s internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

20.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

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